UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

February 26, 2021

We are notifying in accordance with the provisions set forth in article 28 of the Sole Unified Text of the Securities Market Law (Texto Único Ordenado de la Ley del Mercado de Valores) approved by Supreme Decree No. 093-2002-EF, and the Regulation of Relevant Information Communication and Reserved Information (Reglamento de Hechos de Importancia e Información Reservada), approved by SMV Resolution No. 005-2014-SMV-01.

We hereby inform as a Relevant Information Communication that, the second round of the preemptive rights of the issuance of the "Bonds Convertible into Shares of AENZA S.A.A." (the "Bonds"), by AENZA S.A.A. (the "Issuer"), approved by the General Shareholders' Meeting of November 2, 2020 and the Board of Directors' Meeting of January 13, 2021 (the "Issuance"), ended today, having subscribed within the same subscription agreements ("Subscription Agreements") a total of 11,944 Bonds, for a subscription value of US$ 11,944,000 (Eleven million nine hundred and forty-four thousand and 00/100 United States Dollars of the United States of America).

In addition to the Subscription Agreements that were subscribed in the first preemptive subscription round (the result of which was communicated by means of a Relevant Information Communication dated February 23, 2021), in both rounds, Subscription Agreements have been subscribed in respect of a total of 32,721 Bonds, for a subscription value amounting to the total sum of US$ 32,721,000.00 (Thirty-two million seven hundred and twenty-one thousand and 00/100 United States Dollars).

Consequently, Subscription Agreements have been executed for 36.3567% of the maximum number of Bonds that the Issuer may issue under the Issuance (as described in item 5 of Annex No. 1 of the Relevant Information Communication dated January 13, 2021), having 57,279 (Fifty-seven thousand two hundred and seventy-nine) outstanding Bonds to be executed under Subscription Agreements.

Finally, in accordance with the process set forth by the Issuer's Board of Directors (as described in item 3 of Annex No. 1 of the Relevant Information Communication dated January 13, 2021), the Bonds that have remained unsubscribed after the end of the second preemptive subscription round may be placed through a private offering addressed to Institutional Investors, in accordance with the terms set forth in paragraph a) of Article 5 of the LMV.

Important Information:

The preemptive rights certificates relating to the Bonds are available to investors only in Peru pursuant to the provisions of applicable Peruvian legislation (Ley General de Sociedades, Law No. 26887, and LMV, as amended from time to time), and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into the United States of America under the securities laws of that country or in other jurisdictions where this is prohibited.

The Bonds, after the second round of preemptive rights, may be placed exclusively through a private offering of marketable securities directed exclusively to institutional investors, in accordance with the provisions of paragraph a) of article 5 of the LMV, and therefore have not been, nor will they be registered in the RPMV of the Superintendencia del Mercado de Valores ("SMV") or in the Securities Registry of the Lima Stock Exchange or in the registry of any other centralized trading mechanism, unless, subsequent to the placement, at the decision of the bondholders themselves, the Bonds are registered in the RPMV and/or in any local centralized trading mechanism, in compliance with the provisions of the LMV, as described in the Indenture.

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933 of the United States of America, as amended (the "Securities Act") or under other securities laws of any other state or jurisdiction outside Peru, and therefore may not be offered, sold or subscribed except through a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 or any other applicable legislation. In addition, the shares referred to in the conversion right conferred by the Bonds have not been and will not be registered under the Securities Act or other securities laws of any other state or jurisdiction outside Peru.

This communication is not an offer to place or sell or a request to receive an offer to subscribe for or buy securities in Peru, the United States of America or any other jurisdiction.

Any information regarding the transaction described in this communication may be obtained through the following contact persons: Renzo Arboccó Illescas and Paola Pastor Aragón, Monday through Friday from 9:00 a.m. to 6:00 p.m., telephone 213-6565 and e-mails Renzo.arbocco@aenza.com.pe and paola.pastor@aenza.com.pe.

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: February 26, 2021